FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 3
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
and
KfW INTERNATIONAL FINANCE INC.
(Name of Registrant)
Date of end of last fiscal year: December 31, 2004
SECURITIES REGISTERED
(As of the close of the fiscal year)*

Amount as to which
	registration is	Names of exchanges on
Title of Issue	effective	which registered
N/A	N/A	N/A

* The registrants file annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
DAVID MORRISON
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2004, as subsequently amended, as follows. This Amendment No. 3 to the Annual Report on Form 18-K for the fiscal year ended December 31, 2004 is intended to be incorporated by reference into KfW’s Prospectus dated January 3, 2006.
     Exhibit (d) is hereby amended by replacing the section “KfW — Recent Developments” with the following text:
RECENT DEVELOPMENTS
KfW’s preliminary results for the year ended December 31, 2005
     The following information is derived from KfW’s press release and related press conference of February 1, 2006, announcing certain preliminary results for 2005. The financial figures in this section are based on preliminary unaudited figures that are subject to adjustment. This information is not necessarily indicative of KfW Bankengruppe’s audited results for the year 2005, which KfW expects to release in April 2006.
     At December 31, 2005, KfW Bankengruppe’s total assets amounted to approximately €341 billion, an increase of approximately 4%, or €12 billion, compared with €329 billion at December 31, 2004. KfW Bankengruppe’s volume of business (which includes total assets as well as off-balance sheet items such as securitizations and guarantees) increased by approximately 6.5%, or €28 billion, to €454 billion at December 31, 2005.
     KfW expects its income from current operations before risk provisions and valuations for 2005 to be in line with its expectations and slightly above the previous year’s level. Loan loss provisions for 2005 are expected to be significantly lower than in 2004 due to an improved risk environment. Accordingly, KfW expects to post very satisfactory results for 2005.
Commitments
     The following table sets forth an approximate breakdown by category of KfW’s commitments for loans, grants and guarantees for 2005 as compared with 2004.

	Year
	ended December 31,
	2004	2005(1)
	(billions of €)
Commitments
Investment finance in the Federal Republic and elsewhere in Europe	48.4	54.2
KfW Mittelstandsbank (KfW SME Bank)	14.0	15.5
of which global loans	2.8	5.4
of which guarantees and securitizations (PROMISE)	3.7	4.0
KfW Förderbank (KfW Promotional Bank)	34.5	38.7
of which securitizations commitments (PROVIDE)	11.4	16.3
KfW IPEX-Bank	11.9	12.1
KfW Entwicklungsbank (KfW Development Bank)	1.9	1.9

Total	62.2	68.2

(1)	Preliminary and unaudited.
     The increase in commitments in investment finance in the Federal Republic and elsewhere in Europe is mostly due to significantly higher commitments under KfW Förderbank securitization programs

(increase of €4.9 billion from €11.4 billion to €16.3 billion). The increase in global loans extended by KfW Mittelstandsbank reflects principally the increased demand for global loans by the Landesbanken in mid-2005. The increased utilization of global loans by the Landesbanken was due to the fact that borrowings incurred by them after mid-July 2005 no longer benefited from the state guarantee (Gewährtragerhaftung), in accordance with an agreement with the European Commission relating to state aid to the Landesbanken.
Federal Republic of Germany
General Elections September 2005
     Angela Merkel of the CDU was sworn into office as Chancellor on November 22, 2005. Ms. Merkel’s cabinet (six ministers and the minister for the Office of the Chancellor from the CDU/CSU and eight ministers from the SPD) met for the first time later that day.
Source: http://www.bundesregierung.de/en/Latest-News/Information-from-the-Governmen-,10157.923196/artikel/An gela-Merkel-elected-Chancell.htm; http://www.bundesregierung.de/Nachrichten/Pressemitteilungen-,12479.921893/pressemitteilung/Bundeska binett-zu-konstituiere.htm.
General Budget Deficit
     On January 12, 2006, the Federal Statistical Office reported an updated estimate for the general government deficit in 2005 of €78.0 billion, or 3.5% of GDP. Although this is the lowest level since 2001, 3.5% is still significantly above the 3% threshold of the Maastricht Treaty and it cannot be ruled out that the European Commission will reopen the excessive deficit procedure against Germany.
Source: http://www.destatis.de/presse/englisch/pm2006/p0170121.htm.
Key Economic Figures
     In the third quarter of 2005, the Federal Republic’s real GDP (adjusted for seasonal and calendar effects) rose by 0.6% compared to the second quarter of 2005 due to an increase in exports after the summer low and to increased capital formation in machinery and equipment. In the second quarter real GDP increased by 0.2% compared to the first quarter of 2005, and in the first quarter of 2005 real GDP increased by 0.6% compared to the last quarter of 2004. For 2005 as a whole, real GDP rose by 0.9% compared to 2004. The inflation rate (defined as year-on-year change in the consumer price index) was 2.2% in the third quarter of 2005, mainly due to high oil prices during most of that period, and 2.0% for 2005 as a whole. The seasonally adjusted unemployment rate according to the national definition used by the Federal Employment Agency was 11.4% in the fourth quarter of 2005, down from 11.6% in the third quarter of 2005. As of November 30, 2005, the accumulated current account surplus amounted to €84.0 billion (preliminary figure), compared with €78.0 billion as of November 30, 2004.
Source: Deutsche Bundesbank, Monthly Report November 2005, pp 46-47; Deutsche Bundesbank, Monthly Report January 2006, pp. 6-8, *68; http://www.destatis.de/presse/englisch/pm2005/p4880121.htm; http://www.destatis.de/presse/englisch/pm2006/p0170121.htm; http://www.destatis.de/presse/englisch/pm2006/p0240051.htm.

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrants KfW and KfW International Finance Inc. have each duly caused this amendment to be signed on their respective behalves by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Horst Seissinger
Horst Seissinger
First Vice President

By:	/s/ Jochen Leubner
Jochen Leubner
Vice President

KfW INTERNATIONAL FINANCE INC.
By:	/s/ Dr. Frank Czichowski
Dr. Frank Czichowski
Vice President and Treasurer

Date: February 1, 2006